Jane Lewis-Raymond	Post Office Box 33068
Vice President, General Counsel, Corporate Secretary	Charlotte, North Carolina 28233
and Chief Ethics and Compliance Officer	Telephone: 704-731-4261
Facsimile: 704-365-8515
Email: jane.lewis-raymond@piedmontng.com
August 30, 2010
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Piedmont Natural Gas Company, Inc. Form 10-K for the Fiscal Year Ended October 31, 2009 Filed December 23, 2009

Preliminary Proxy Statement on Schedule 14A Filed January 11, 2010 File No. 001-06196
Dear Mr. Owings:
     We are in receipt of your letter dated August 23, 2010 regarding your office’s review of the above listed filings. That letter asked that we respond to the comments within 10 business days or tell you when we will provide a response. Our response to your comment on the Form 10-K the Fiscal Year Ended October 31, 2009 is set forth below. We are working diligently to provide a response to the comments detailed in your letter with respect to our Definitive Proxy Statement on Schedule 14A, and intend to respond to those comments no later than September 17, 2010.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended October 31, 2009
Item 15. Exhibits, Financial Statement Schedules, page 118

H. Christopher Owings	2
August 30, 2010
1. It appears that you have not provided the schedules and/or exhibits to Exhibit 10.28 Credit Agreement dated as of April 25, 2006 among Piedmont Natural Gas Company, Inc. and Bank of America, N.A. and to Exhibit 10.31 dated as of December 3, 2009 among Piedmont Natural Gas Company, Inc. and Bank of America, N.A. Please refile the complete credit agreements, including all schedules and exhibits with your next periodic report.
Response: We will refile the complete credit agreements, including all schedules and exhibits, in our next periodic report, which is our Form 10-Q for the period ended July 31, 2010 that we expect to file on or before September 9, 2010.
     Please do not hesitate to contact me at 704-731-4261 with any questions.
Sincerely,
/s/ Jane Lewis-Raymond
Jane Lewis-Raymond
Vice President, General Counsel,
Corporate Secretary and Chief Ethics and
Compliance Officer